Exhibit 99.1

News Release

Kamada Reports Further Positive Interim Data from Phase 1/2 Study of its
Alpha-1 Antitrypsin to Treat Graft Versus Host Disease

NESS ZIONA, Israel (January 6, 2016) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, reports further positive interim results from a Phase 1/2 clinical trial of its proprietary alpha-1 antitrypsin (AAT) to treat steroid-refractory Graft Versus Host Disease (GvHD) which is being conducted in collaboration with Baxalta US, Inc. (NYSE: BXLT) and the Fred Hutchinson Cancer Research Center in Seattle.

These interim results are from a Phase 1/2 open-label, single-site study of patients with steroid-refractory GvHD following allogeneic hematopoietic stem cell transplantation (HSCT), who received Kamada’s intravenous (IV) AAT, and reported on outcomes from the 12 subjects enrolled in Cohorts 1 and 2 who were treated at two dose levels of AAT. All subjects had GvHD of Grade III or IV with stage 4 intestinal involvement.  Details about this study are available at
https://www.clinicaltrials.gov/ct2/show/NCT01523821?term=graft+versus+host+disease+AAT&rank=1

The interim results showed that plasma AAT levels increased in both cohorts and remained stable for the duration of treatment. Treatment responses were evaluated as “peak” response and at Day 28. Eight of the twelve subjects showed an overall response to treatment, four of which were complete responses and four were partial responses.

Interim results from the first cohort of this study were presented as a poster at the American Society of Hematology (ASH) Annual Meeting in December 2014.  Preliminary results indicate that continuous administration of AAT as therapy for steroid-refractory gut GvHD is feasible in the subject population. Subjects who responded to Kamada's IV AAT had a decrease or cessation of diarrhea, a decrease in intestinal AAT loss and an improvement in endoscopic evaluation.

“We are delighted to announce the positive results from this Phase I/2 study, which underscore the potential for AAT therapy in the treatment of steroid-refractory GvHD. Importantly, these interim results corroborate earlier preclinical studies that showed AAT therapy to suppress the severe inflammatory process associated with GvHD. These results are encouraging and support further development of AAT as a potentially life-saving treatment for patients suffering from GvHD, an unmet medical need. Kamada has received Orphan Drug Designation from the U.S. Food and Drug Administration and the European Medicines Agency for our AAT by IV to treat GvHD. Based on these encouraging results, we will be developing plans for a larger, randomized pivotal trial to confirm the efficacy of our IV AAT in the treatment of GvHD,” stated Amir London, Chief Executive Officer of Kamada.

Commenting on the interim results, Joachim Deeg, M.D., Clinical Research Division, Fred Hutchinson Cancer Research Center and Principal Investigator of the study, noted, “Based on preclinical studies showing the efficacy of Kamada’s intravenous AAT in the prevention and treatment of GvHD, we developed this clinical trial for patients with steroid-refractory, acute GvHD. Results to date show that more than half of the patients not responding to steroids improved or achieved even complete responses with AAT, particularly GVHD of the bowels. There is a great unmet medical need for patients who develop GvHD. We look forward to evaluating AAT in larger studies to confirm these early positive results.”

About Graph Versus Host Disease (GvHD)
GvHD is a common complication following allogeneic tissue transplantation. It is typically associated with stem cell transplantation, but the term also applies to other forms of tissue grafts. In GvHD, immune cells (white blood cells) in the tissue (the graft) recognize the recipient (the host) as "foreign," and then attack the host's body cells.

GvHD occurs in 30% to 70% of patients who undergo allogeneic hematopoietic stem cell transplantation (HSCT), i.e. transfer of cells from a healthy allogeneic (non-self) bone marrow donor, usually as a treatment for leukemia or other blood cancers or blood conditions. One of the most common and dangerous complications of HSCT is GvHD. GvHD is expressed in damage to the recipients’ tissues, most prominently liver, gastrointestinal system, skin and mucosal tissues, and is a major cause of morbidity and mortality in these patients.

Intravenous glucocorticoids such as prednisone are the standard of care in the treatment of acute GvHD [1] and chronic GvHD [2]. The use of these glucocorticoids is directed to suppressing the T cell-mediated immune onslaught on the host tissues; however, in high doses this immune suppression raises the risk of infections and leukemia relapse.  More than 50% of patients do not respond well to steroids, and consequently have very low survival rates.

About Glassia and AAT
Glassia is the first available ready-to-infuse liquid alpha1-proteinase inhibitor (Alpha1-PI) and is indicated as a chronic augmentation and maintenance therapy in adults with clinically evident emphysema due to severe congenital AAT deficiency.  Glassia is administered intravenously once a week to augment the levels of AAT in the blood. AAT is a protein derived from human plasma with known and newly discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties.  Glassia is approved by the U.S. Food and Drug Administration and is marketed through a strategic partnership with Baxalta in the U.S. Please see the full prescribing information for Glassia at:
http://www.baxter.com/downloads/healthcare_professionals/products/Glassia_PI.pdf

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.   AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxalta.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and is in Phase 2 clinical trials in the U.S. and its intravenous AAT to treat type-1 diabetes, GvHD and to prevent lung transplant rejection. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:
Gil Efron CFO ir@kamada.com	Anne Marie Fields LHA 212-838-3777 afields@lhai.com

[1] Goker, H; Haznedaroglu, IC; Chao, NJ (2001). "Acute graft-vs-host disease Pathobiology and management". Experimental Hematology 29 (3): 259–77. doi:10.1016/S0301-472X(00)00677-9. PMID

[2] Menillo, S A; Goldberg, S L; McKiernan, P; Pecora, A L (2001). "Intraoral psoralen ultraviolet a irradiation (PUVA) treatment of refractory oral chronic graft-versus-host disease following allogeneic stem cell transplantation". Bone Marrow Transplantation 28 (8): 807–8.  doi:10.1038/sj.bmt.1703231. PMID 11781637.